UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXPLANATORY NOTE

This Form 6-K/A is being filed to correct an inadvertent error in Interest expense (excluding deposits) for the six months ended April 30 2017 (and related line items) on Exhibit 99.4 – Ratio of Earnings to Fixed Charges on our Form 6-K filed with the Securities and Exchange Commission on May 25, 2017 (SEC Accession No. 0001279569-17-001125).

FORM 6-K/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: June 8, 2017	By:	/s/ Leslie Johnson
	Name:	Leslie Johnson
	Title:	Vice President Legal, Transactions

EXHIBIT INDEX

Exhibit	Description
99.4	Ratio of Earnings to Fixed Charges